

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Christopher Bogart
Chief Executive Officer
Burford Capital Limited
Regency Court, Glategny Esplanade
St. Peter Port GY1 1WW
Guernsey

  Re: Burford Capital Limited
   Supplemental Response Letter dated August 31, 2020
   Amendment No. 1 to Draft Registration Statement on Form 20-F
   CIK No. 0001714174

Dear Mr. Bogart:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Supplemental Response Letter dated August 31, 2020

Amendment No. 1 to Draft Registration Statement on Form 20-F
Risk Factors
We are subject to the risk of being deemed an investment company, page 13

1. We note your response to our prior comment 3. Please expand on your response as follows:

  1. Please provide additional detail to support your statement that you are "primarily engaged" in the businesses referenced in Section 3(c)(5)(A) and Section 3(c)(5)(B). In particular, please provide information about the specific categories of assets that are

included and excluded from your calculations, including a description of which categories of assets are included in the calculation to show that you are "primarily engaged" under Section 3(c)(5)(A) and which categories are included under 3(c)(5)(B), and your reasoning for such inclusions and exclusions, as applicable. Please be sure to provide enough detail to allow the staff to independently verify your calculations.

2. Please provide additional information about the CPAs as follows:

a. Please provide additional detail about how Qualifying CPAs are tied to "one or more specific cases of litigation, arbitration, or regulatory process." In your response, please address the specific rationale you use for distinguishing between CPAs and Qualifying CPAs.

b. Please explain the contractual structure of a typical CPA. Are these agreements typically bilateral agreements between you and law firms or companies? Or are they tri-party agreements among all parties?

3. Please provide additional analysis and support for your statement that the notes you acquire pursuant to a CPA represent "part or all of the sales price of merchandise, insurance, and services." In particular, please explain how you believe this requirement is met with regard to Qualifying CPAs with law firm counterparties. Include in your analysis an explanation of whether the compensation arrangement for the law firm being 100% contingent on the outcome of the matter or based on hourly billing rates impacts whether the CPA represents the "sales price."

4. In the case of Qualifying CPAs with law firm counterparties, please provide additional analysis and support for your statement that, under Section 3(c)(5)(B), a law firm may be considered a manufacturer, wholesaler or retailer of services.

 You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Andy Pitts, Esq.